SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Estimated Results of Operations (Fair Disclosure)
*The following information is based on preliminary estimates and may differ from our actual results of operations.
1. Results of Operations

				Increase		Increase
				(Decrease)		(Decrease)
				percentage for		percentage for
		1st Quarter	4th Quarter	1Q 2007 versus	1st Quarter	1Q 2007 versus
(Unit: Million KRW, %)		2007	2006	4Q 2006	2006	1Q 2006
Operating Revenue	For the quarter	2,711,731	2,759,776	(1.74)	2,540,314	6.75
	Cumulative	2,711,731	10,650,952	—	2,540,314	6.75

Operating Income	For the quarter	661,984	538,860	22.85	667,861	(0.88)
	Cumulative	661,984	2,584,370	—	667,861	(0.88)

Ordinary Income	For the quarter	563,792	371,006	51.96	478,276	17.88
	Cumulative	563,792	2,021,643	—	478,276	17.88

Net Income	For the quarter	396,310	279,298	41.90	337,160	17.54
	Cumulative	396,310	1,446,598	—	337,160	17.54

2. Prior disclosure of information	Information provider		SK Telecom IR Department
	Audience		Investment analysts and institutional investors
	Date of disclosure		4:00 p.m., April 26, 2007
	Event (place)		Conference call on 1Q 2007 results
			(SK Telecom headquarters conference room)

3. Contacts	Responsible officer		Tae Jin Park, Head of IR Department
	(telephone number)		(6100-2400)
	Primary contact		Jinmo Kim, Manager, IR Department
	(telephone number)		(6100-1620)
	Relevant department		IR Department

4. Other Relevant Information			• Please refer to the attached “Results for the Quarter Ended March 31, 2007” for details regarding our estimated results of operations.
			• The content of the conference call will be broadcast in real-time on our company web site (www.sktelecom.com).
			• The amount of ordinary income stated above is the income before income taxes, based on the changes to applicable accounting standards.

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April 26, 2007
Results for the Quarter
Ended March 31, 2007
* Korean GAAP, Non-Audited
Seoul, Korea, April 26, 2007 – SK Telecom Co., Ltd. (KSE: 017670, NYSE: SKM) (“SKT” or “the Company”), the leading wireless telecommunications company in Korea, today announced the results of its operations for the quarter ended March 31, 2007.
This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future.
Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom undertakes no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom’s latest annual report on Form 20-F and in SK Telecom’s other filings with the U.S. Securities and Exchange Commission (SEC).

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I. Financial Highlights
● Summary of Income Statement

(KRW bn)	Q1. ’07	Q1. ’06	Change		Q1. ’07	Q4. ’06	Change
Operating revenue	2,712	2,540	7%		2,712	2,760	-2%
Operating expenses	2,050	1,872	9%		2,050	2,221	-8%
Operating income	662	668	-1%		662	539	23%
Operating margin	24.4%	26.3%	-1.9	%p	24.4%	19.5%	4.9	%p
Other income	66	78	-15%		66	117	-43%
Other expenses	165	268	-39%		165	285	-42%
Ordinary income	564	478	18%		564	371	52%
Net income	396	337	18%		396	279	42%
Net margin	14.6%	13.3%	1.3	%p	14.6%	10.1%	4.5	%p
EBITDA 1)	1,054	1,029	2%		1,054	1,030	2%
EBITDA margin	38.9%	40.5%	-1.6	%p	38.9%	37.3%	1.5	%p

1)	EBITDA = Operating income + Depreciation (including R&D related depreciation)
● Other Main Items

(KRW bn)	Q1. ’07	Q1. ’06	Change		Q1. ’07	Q4. ’06	Change
Wireless Internet sales	677	663	2%		677	725	-7%
% of Cellular revenue	27.6%	28.7%	-1.1	%p	27.6%	29.1%	-1.5	%p

Marketing expenses	587	440	33%		587	635	-8%
- Marketing commissions	536	383	40%		536	541	-1%
- Advertising	51	57	-11%		51	95	-46%
% of Revenue	21.6%	17.3%	4.3	%p	21.6%	23.0%	-1.4	%p

Capital expenditure	292	84	249%		292	798	-63%
% of Revenue	10.8%	3.3%	7.5	%p	10.8%	28.9%	-18.1	%p

Interest-bearing debt	2,986	3,127	-5%		2,986	2,978	0%
Debt/Equity ratio	31.8%	38.5%	-6.8	%p	31.8%	32.0%	-0.2	%p

II. Financial Results
1. Income Statement
A. Operating revenue

(KRW bn)	Q1. ’07	Q1. ’06	Change		Q1. ’07	Q4. ’06	Change
Sign-up fees	95	66	43%		95	71	35%
Monthly fees	714	657	9%		714	694	3%
Call charges	900	866	4%		900	937	-4%
VAS & others	67	57	17%		67	62	8%
Wireless Internet sales	677	663	2%		677	725	-7%
% of Cellular service	27.6%	28.7%	-1.1	%p	27.6%	29.1%	-1.5	%p
Total cellular service	2,453	2,311	6%		2,453	2,489	-1%
Interconnection revenue	259	230	13%		259	271	-4%
L ->M	107	99	8%		107	109	-2%
M ->M	152	131	16%		152	162	-6%
Operating revenue	2,712	2,540	7%		2,712	2,760	-2%

1)	Sign-up fees
-	The YoY and QoQ increase was due to increase in the number of new subscribers.
2)	Monthly fees
-	The YoY and QoQ increase was due to increase in average number of subscribers and increased number of premium monthly fee plan membership.
3)	Call charges
-	The YoY increase was mainly due to increase in average number of subscribers.

-	The QoQ decrease was mainly due to decrease in MOU from the seasonal effect.
4)	VAS & others
-	The YoY and QoQ increase was mainly due to increase in roaming service revenue.
5)	Wireless Internet sales
-	The YoY increase was due to increase in 1) the number of data flat rate subscribers and 2) phone mail revenue driven by introduction of more contract-based SMS usage tariff plans, despite data tariff cut and suspension of adult contents.

-	The QoQ decrease was due to data tariff cut and seasonal effect.
6)	Interconnection revenue
-	The YoY increase was mainly due to interconnection rate adjustment in ‘06 3Q and increase in traffic volume from increased number of subscribers.

-	The QoQ decrease was mainly due to decrease in traffic volume from the seasonal effect.

B. Operating expenses

(KRW bn)	Q1. ’07	Q1. ’06	Change	Q1. ’07	Q4. ’06	Change
Labor cost	170	171	-1%	170	92	85%
Commissions paid	878	716	23%	878	919	-4%
Marketing commissions	536	383	40%	536	541	-1%
Initial commissions	355	192	85%	355	302	18%
Monthly commissions	83	84	-1%	83	81	3%
Retention commissions	98	107	-9%	98	158	-38%
Other commissions	342	334	3%	342	378	-9%
Advertising	51	57	-11%	51	95	-46%
Depreciation1)	392	361	9%	392	492	-20%
Network interconnection	233	235	-1%	233	244	-4%
M -> M	183	189	-3%	183	194	-6%
M -> L	51	46	9%	51	49	3%
Leased line	98	99	-1%	98	98	0%
Others2)	227	232	-2%	227	282	-19%
Operating expenses	2,050	1,872	9%	2,050	2,221	-8%

1)	Includes R&D related depreciation

2)	For details, please refer to non-consolidated statements of income in appendix
1)	Labor cost
-	The QoQ increase in labor cost was due to incentive bonus payment.
2)	Commissions paid
-	Marketing commissions:
The YoY increase in Marketing commissions was mainly due to higher initial commissions as a result of handset subsidy introduction which started from March 27th 2006.

The QoQ decrease was mainly due to the fall in retention commissions as the number of subscribers who received retention commissions decreased.
-	Other commissions:
The QoQ decrease was mainly due to lower content provider commissions as a result of decrease in content usage revenue from seasonal effect.
3)	Advertising cost
-	The QoQ decrease was mainly due to the fact that there were new ‘T’ brand-related advertising cost and year-end events in 4Q ‘06.
4)	Depreciation
-	The YoY increase resulted from the increase in depreciable assets as a result of nationwide WCDMA network roll-out.

-	The QoQ decrease resulted from the lower CapEx spending in 1Q ‘07 compared to CapEx spending in 4Q ‘06.
5)	Network interconnection cost
-	The YoY decrease was due to adjustment in interconnection rate which was done in ‘06 3Q despite the increase in MM-related call traffic.

-	The QoQ decrease was due to seasonal decrease in call traffic and the difference between interconnection rate in 2006 and that of 2007.

C. Non-operating items

(KRW bn)	Q1. ’07	Q1. ’06	Change	Q1. ’07	Q4. ’06	Change
Other income	66	78	-15%	66	117	-43%
Interest income	17	19	-12%	17	19	-13%
Equity in earnings of affiliates	5	16	-71%	5	35	-87%
Others1)	45	43	5%	45	62	-28%
Other expenses	165	268	-39%	165	285	-42%
Interest	55	58	-6%	55	59	-8%
Equity in losses of affiliates	50	24	105%	50	100	-50%
R&D contribution & donations	36	34	7%	36	77	-53%
Others1)	24	152	-84%	24	49	-50%

1)	For details, please refer to non-consolidated statements of income in appendix
1)	Interest Income / Expense
-	The YoY and QoQ decrease in interest income was mainly due to decrease in average balance of cash.

-	The YoY and QoQ decrease in interest expense was mainly due to decrease in average balance of debts.
2)	Equity in Net losses of affiliates
-	The YoY increase was largely due to increased losses from some of the SK Telecom affiliates such as HELIO and others.

-	The QoQ decrease was mainly due to relatively higher losses incurred in 4Q ‘06, which included losses from Pantech.
3)	Others in Non-Operating Income / Expenses
-	The QoQ decrease in others in non-operating income was mainly due to relatively higher gains on the disposal of investment assets including WiderThan.Com in 4Q ‘06.

-	The YoY decrease in others in non-operating expenses was mainly due to the one-off payment regarding the change in retirement allowance scheme in 1Q ‘06.
2. Capital Expenditure

(KRW bn)	Q1. ’07	Q1. ’06	Change	Q1. ’07	Q4. ’06	Change
Network	263	56	365%	263	561	-53%
HSDPA	246	42	483%	246	377	-35%
Wibro	5	—	N/A	5	36	-86%
CDMA	3	14	-79%	3	66	-96%
Others	9	—	N/A	9	82	-89%
Non-Network	29	27	7%	29	237	-88%
R&D	2	5	-58%	2	80	-97%
Data Biz. & Marketing	14	11	24%	14	115	-88%
Others	13	11	21%	13	42	-69%
Total CapEx	292	84	249%	292	798	-63%

3. Balance Sheet

(KRW bn)	2007. 3	2006. 3	Change		2007. 3	2006. 12	Change
Total assets	15,829	14,386	10%		15,829	15,814	0%
Current assets	4,034	4,011	1%		4,034	4,189	-4%
Cash & marketable securities	1,040	1,004	4%		1,040	968	7%
Investment assets	4,089	2,667	53%		4,089	3,801	8%
Property & equipment	4,391	4,399	0%		4,391	4,418	-1%
Intangible assets	3,315	3,309	0%		3,315	3,405	-3%
Total liabilities	6,424	6,266	3%		6,424	6,508	-1%
Current liabilities	3,239	2,850	14%		3,239	2,986	8%
Short-term borrowings	—	—	N/A		—	—	N/A
Current portion of long-term debt1)	1,105	898	23%		1,105	795	39%
Long-term liabilities	3,185	3,416	-7%		3,185	3,522	-10%
Bond payable & long-term borrowings	1,983	2,317	-14%		1,983	2,273	-13%
Total shareholders’ equity	9,405	8,120	16%		9,405	9,306	1%
Debt/Equity ratio2)	31.8%	38.5%	-6.8	%p	31.8%	32.0%	-0.2	%p

1)	Includes current portion of long-term payables related to payment of WCDMA license fee (KRW 90 bn in 2006, KRW 110 bn in 2007).

2)	Debt/Equity Ratio = Interest-bearing financial debt / Shareholders’ equity

*	Interest-bearing financial debt = Short-term borrowings+Current portion of long-term borrowings+Corporate bonds &long-term borrowings
1)	Investment assets
-	The YoY and QoQ increase was due to the purchase of China Unicom’s CB (in July 2006) and valuation gain from investment securities including POSCO and China Unicom CB.
2)	Total shareholder’s equity
-	The YoY increase was due to increase in earnings and valuation gains from investment securities including POSCO and China Unicom CB.

-	Despite the decrease in retained earnings from dividend payout, total shareholder’s equity increased QoQ due to the increase in earnings and valuation gains from investment securities.
3)	Total liabilities
-	Debt to Equity ratio decreased mainly due to debt payment and increase in shareholders’ equity.

III. Operating Result

	Q1. ’07	Q1. ’06	Change		Q1. ’07	Q4. ’06	Change

Subscribers (‘000)	20,733	19,733	5%		20,733	20,271	2%
Net adds	462	203	128%		462	239	93%
Activations	2,052	1,445	42%		2,052	1,523	35%
Deactivations	1,591	1,242	28%		1,591	1,283	24%
Monthly churn rate	2.6%	2.1%	0.5	%p	2.6%	2.1%	0.4	%p
Average subscribers(‘000)	20,477	19,631	4%		20,477	20,158	2%

ARPU (KRW)	44,142	43,135	2%		44,142	45,635	-3%
Sign-up fee	1,550	1,129	37%		1,550	1,169	33%
Monthly fee & call charge	26,270	25,876	2%		26,270	26,968	-3%
VAS & others	1,091	972	12%		1,091	1,027	6%
Wireless Internet	11,018	11,261	-2%		11,018	11,993	-8%
Interconnection	4,214	3,898	8%		4,214	4,479	-6%

MOU (Minutes)
Outgoing	193 1)	194	-1%		193 1)	205	-6%
Incoming	107 1)	109	-2%		107 1)	110	-3%

1)	MOU for February and March of 2007 is an estimate.

IV. Appendix (Non-Consolidated Statements of Income)

(KRW mn)	Q1. '07	Q1. '06	Change	Q1. '07	Q4. '06	Change

Operating revenue	2,711,731	2,540,314	171,417	2,711,731	2,759,776	(48,045)

Operating expenses	2,049,747	1,872,452	177,294	2,049,747	2,220,916	(171,170)

Labor cost 1)	169,730	170,945	(1,214)	169,730	91,656	78,075
Commissions paid	878,284	716,285	162,000	878,284	918,764	(40,480)
Advertising	50,953	57,486	(6,533)	50,953	94,714	(43,761)
Depreciation 2)	392,341	361,146	31,195	392,341	491,559	(99,218)
Network interconnection	233,270	235,447	(2,177)	233,270	243,662	(10,392)
Leased line	97,788	98,743	(955)	97,788	98,163	(375)
Rent	46,314	47,588	(1,274)	46,314	52,289	(5,975)
Frequency usage fees	41,020	38,400	2,621	41,020	40,474	546
Bad debt	12,279	17,359	(5,080)	12,279	17,683	(5,404)
Others	127,767	129,055	(1,288)	127,767	171,952	(44,185)

Operating income	661,984	667,861	(5,877)	661,984	538,860	123,125

Other income	66,398	78,433	(12,036)	66,398	117,018	(50,621)

Interest income	16,771	19,095	(2,324)	16,771	19,349	(2,577)
Equity in earnings of affiliates	4,679	16,417	(11,738)	4,679	35,313	(30,634)
Dividend income	14,893	15,007	(114)	14,893	6	14,886
Foreign exchange & translation gains	275	669	(395)	275	412	(137)
Others	29,780	27,245	2,535	29,780	61,938	(32,158)

Other expenses	164,590	268,018	(103,428)	164,590	284,872	(120,282)

Interest	54,520	57,783	(3,264)	54,520	59,000	(4,481)
R&D contribution & donations	36,062	33,725	2,337	36,062	76,877	(40,815)
Equity in losses of affiliates	49,716	24,203	25,512	49,716	100,055	(50,339)
Foreign exchange & translation losses	306	880	(574)	306	233	73
Loss on impairment of investment securities	—	—	—	—	27,344	(27,344)
Loss on disposal of investment assets, & property/equipment	1,280	1,614	(335)	1,280	1,680	(400)
Others	22,707	149,812	(127,105)	22,707	19,682	3,024
Ordinary income	563,792	478,276	85,516	563,792	371,006	192,786

Income before income taxes	563,792	478,318	85,473	563,792	371,006	192,786
Income taxes	167,481	141,158	26,323	167,481	91,708	75,773

Net income	396,310	337,160	59,151	396,310	279,298	117,012

1)	Includes salary, severance pay and other benefits

2)	Includes R&D related depreciation

IV. Appendix (Non-Consolidated Balance Sheets)

(KRW mn)	2007. 3	2006. 3	Change	2007. 3	2006. 12	Change

Total assets	15,829,253	14,386,210	1,443,043	15,829,253	15,814,053	15,200
Current assets	4,033,638	4,011,460	22,178	4,033,638	4,189,325	(155,688)
Cash and marketable securities1)	1,039,972	1,003,506	36,466	1,039,972	968,353	71,619
Accounts receivable — trade	1,576,545	1,530,906	45,639	1,576,545	1,700,650	(124,105)
Accounts receivable — other	1,123,338	1,198,788	(75,449)	1,123,338	1,257,244	(133,906)
Short-term loans	75,710	66,020	9,691	75,710	61,967	13,743
Inventories	19,157	4,458	14,700	19,157	16,439	2,718
Other	198,916	207,784	(8,868)	198,916	184,673	14,243

Investment assets	4,088,865	2,666,775	1,422,090	4,088,865	3,801,458	287,408

Investment securities2)	3,831,878	2,433,844	1,398,034	3,831,878	3,537,919	293,959
Long-term loans	14,728	12,300	2,428	14,728	12,828	1,899
Guarantee deposits	118,300	122,001	(3,701)	118,300	120,006	(1,706)
Other	123,960	98,630	25,329	123,960	130,705	(6,745)

Property & equipment	4,391,357	4,399,170	(7,813)	4,391,357	4,418,112	(26,755)

Land	448,139	461,194	(13,055)	448,139	462,393	(14,255)
Building & fixture	1,087,458	1,131,977	(44,519)	1,087,458	1,101,232	(13,774)
Machinery	2,298,189	2,196,575	101,613	2,298,189	2,346,517	(48,328)
Vehicles & others	382,451	297,457	84,994	382,451	377,303	5,148
Construction in progress	175,120	311,967	(136,847)	175,120	130,667	44,453

Intangible assets	3,315,393	3,308,805	6,588	3,315,393	3,405,159	(89,765)

Total liabilities	6,424,219	6,265,930	158,289	6,424,219	6,507,626	(83,407)

Current liabilities	3,238,898	2,849,856	389,042	3,238,898	2,985,620	253,278

Short-term borrowings	—	—	—	—	—	—
Accounts payable	917,942	845,988	71,954	917,942	1,107,786	(189,845)
Income taxes payable	524,078	385,328	138,750	524,078	331,496	192,582
Accrued expenses	354,632	369,040	(14,408)	354,632	373,865	(19,233)
Current portion of long-term debt	1,104,604	897,989	206,615	1,104,604	794,786	309,819
Other	337,642	351,512	(13,870)	337,642	377,687	(40,045)

Long-term liabilities	3,185,321	3,416,074	(230,752)	3,185,321	3,522,006	(336,685)

Bond payable&long-term borrowings	1,983,228	2,316,705	(333,477)	1,983,228	2,273,476	(290,248)
Facility deposits	20,462	23,046	(2,584)	20,462	21,140	(678)
Accrued severance indemnities	18,025	14,377	3,648	18,025	9,568	8,457
Others	1,163,606	1,061,945	101,661	1,163,606	1,217,822	(54,216)

Total shareholders’ equity	9,405,034	8,120,280	1,284,754	9,405,034	9,306,428	98,606

Capital stock	44,639	44,639	—	44,639	44,639	—
Capital surplus	2,965,945	2,966,198	(252)	2,965,945	2,962,699	3,247
Retained earnings	7,732,391	7,018,106	714,285	7,732,391	7,844,753	(112,362)
Capital adjustments	(1,337,942)	(1,908,663)	570,721	(1,337,942)	(1,545,664)	207,722
Treasury stock	(2,014,927)	(2,047,105)	32,178	(2,014,927)	(2,014,927)	—
Unrealized gain(loss) on valuation of investment securities	684,536	134,962	549,573	684,536	473,904	210,631
Stock options	—	3,480	(3,480)	—	3,247	(3,247)
Losses on sales of treasury stock	(7,550)	—	(7,550)	(7,550)	(7,887)	337

1)	Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included

2)	Investment securities : Investments in affiliates with more than 20% interest, listed companies & non-listed companies are included

V. IR Contacts

IR Office	Title	Telephone	Email
Young Chan Choi	Head of IR Team	02)6100-1631	ycchoe@sktelecom.com
Ho Sook Hwang	Manager	02)6100-1636	hhwang@sktelecom.com
Jun Kim	Manager	02)6100-1637	starish7@sktelecom.com
Thank you.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By:	/s/ Tae Jin Park

(Signature)
Name:	Tae Jin Park
Title:	Vice President
Date: May 4, 2007

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